August 28, 2006

Denis Kessler
Chairman and Chief Executive Officer
SCOR
1, Avenue du Général de Gaulle
92800 Puteaux, France

Re: SCOR
**   Form 20-F for the Fiscal Year Ended December 31, 2005**
**   Filed June 29, 2006**
**   File Number: 001-14518**

Dear Mr. Kessler:

        We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Operating and Financial Review and Prospects, page 49

G. Critical Accounting Policies, page 67

Technical Reserves, page 68

1.   We believe your disclosure in the Critical Accounting Policies section of MD&A, regarding the estimation of the reserve for loss and loss adjustment expenses in your property-casualty segment, could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe, in order to meet the principal objectives of MD&A, this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and, if so, to what extent and

why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period; and 3) the potential variability in the most recent estimate and the impact this variability may have on results of operations, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information for each material "class of business" such as property, casualty, construction and marine, aviation and transportation within each of your two property-casualty sub-segments and any additional information necessary to achieve these objectives.

   a. Please disclose the amount of the reserve for loss and loss adjustment expense for each year presented. In addition, because IBNR reserve estimates are more imprecise, please provide the amount of gross IBNR separately from case reserves for each "class of business."

   b. Please expand your discussion regarding the methods you used to determine your reserve for loss and loss adjustment expense to include the following:

      1. Identify the unique development characteristics of each material short-tail and long-tail "class of business."

      2. Describe the method you use to calculate the IBNR reserve for each material "class of business." For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

   c. We note that you identify certain assumptions for the overall loss reserving process. Please identify and describe the key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses for each "class of business." In addition please disclose the following:

      1. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate, the disclosure provided responsive to Industry Guide 6.

      2. Explicitly identify and discuss key assumptions as of the latest balance sheet date that are premised on future emergence that are inconsistent with historical loss reserve development patterns and

explain why these assumptions are now appropriate given the inconsistency identified.

d. In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present, preferably in a tabular format, the impact that reasonably likely changes in the key assumptions identified may have on results of operations, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely. We believe that disclosure that disaggregates each "class of business" is more meaningful than aggregated reserve volatility disclosure.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Oscar Young, Senior Accountant, at (202) 551-3622 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant